May 11, 2022

Re:	Virax Biolabs Group Limited
Amendment No.1 to Registration Statement on Form F-1
Filed April 25, 2022
No. 333-263694

Ms. Abby Adams

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Virax Biolabs Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 5, 2022 with respect to Amendment No. 1 to the Registration Statement on Form F-1, No. 333-263694 (“F-1”), submitted on April 25, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Form F-1 filed April 25, 2022

Cover Page

1. We note your response to prior comment 5 and your disclosure that you conduct a “substantial majority” of your operations through operating entities established in Singapore and the British Virgin Islands. Please revise this disclosure to clarify that you are referring to sales and trading activities. In this regard, we note your disclosure on page 2 that your Chinese subsidiary Shangai Xitu Consulting Co., Limited is primarily engaged in procurement, that you predominantly rely on key third-party suppliers in China and Hong Kong for product manufacturing and utilize a third-party logistics company in Hong Kong for distribution of your products.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page of the Revised F-1.

2. Please revise the definition of “PRC” or “China” to include Hong Kong and Macau.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page ii of the Revised F-1.

Government Regulations and Approvals for this Offering, page 7

3. We note your response to prior comment 8. Please revise this disclosure to explicitly address the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.

Response: In response to the Staff’s comment, the Company has revised and added the relevant disclosures on pages 8-9 and 50 of the Revised F-1.

Exhibits

4. We note your response to prior comment 18. Please revise Exhibit 5.1 to address the legality of the ordinary shares underlying the Underwriter’s Warrants. In this regard, we note the opinion provided in Exhibit 5.2 opines that the ordinary shares underlying the Underwriter’s Warrants have been “duly authorized” and “will be legally binding obligations of the Company....” Refer to Item 601(b)(5) of Regulation S-K and Staff Legal

Bulletin No. 19, Section II.B.1.

Response: In response to the Staff’s comment, the Company has revised the Exhibit 5.1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick